

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2023

Arnaud Massenet
Chief Executive Officer
Aurora Acquisition Corp.
20 North Audley Street
London W1K 6LX, United Kingdom

    Re: Aurora Acquisition Corp.
       Amendment No. 7 to
       Registration Statement on Form S-4
       Filed May 11, 2023
       File No. 333-258423

Dear Arnaud Massenet:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 3, 2022 letter.

Form S-4 Amendment No. 7 filed May 11, 2023

General

1.   Please briefly explain what you mean by "One-Day Mortgage" offering.

Risk Factors
We may not be able to grow our loan production business, page 89

2.   We note your response to our prior comment 4 and reissue in part. Please revise the risk factor title to remove references to growth, because your loan volumes have recently declined significantly.

<u>We identified three ongoing material weaknesses in our internal control over financial reporting, page 106</u>

3.   We note your disclosure on page 107 relating to a third material weakness in your internal control over financial reporting as of December 31, 2022. Specifically, we note that you identified a material error in your 409A valuation and certain corresponding complex securities. Please clarify the nature of the material error in your financial statements and whether there was a similar error or any impact to the December 31, 2021 financial statements.

<u>Legal proceedings and governmental investigations in connection with the Business Combination, page 165</u>

4.   This risk factor presents specific facts related to lawsuits and investigations, including by the SEC's Enforcement staff, alleging false of misleading statements in the registration statement as originally filed. While lawsuits against parties to merger transactions may be common, that statement improperly mitigates and detracts from the specific risks addressed in this risk factor. Please remove the implication that the issues raised in the disclosure here of this particular merger are "common" to other merger transactions.

<u>Nasdaq may delist our securities from trading on its exchange, page 175</u>

5.   We note that one of the possible adverse consequences of Nasdaq delisting your security from its exchange is that you Class A ordinary shares may become a "penny stock." Please include a separate risk factor to discuss in greater detail the extent to which your common stock may be characterized as a "penny stock" under Section 3(a)(51) of the Exchange Act and any risks you may face as a result. Please address the requirements for broker-dealers to effect transactions in penny stocks under Section 15(h) of the Exchange Act and the specific legal remedies available to investors in penny stocks if broker-dealers do not meet their obligations under the penny stock rules or if a penny stock is sold in violation of the investor's rights or otherwise in a fraudulent manner. In addition, discuss how such requirements may adversely affect the market for your common stock and increase transaction costs.

<u>Resignation of Financial Advisors, page 227</u>

6.   We note your response to our prior comment 9 and reissue in part. For context, please disclose that there are similar circumstances in which the financial institutions are named and that the resignations indicate those parties are not willing to have the liability associated with such work in this transaction.

<u>Better Overview, page 324</u>

7.   We note your disclosure on page 325 that "[e]xcluding the severance paid to terminated production employees, for the full year 2022, Better's mortgage production labor cost per unit was approximately $4,900 on average, compared to an annual average

of approximately $6,800 according to the MBA Quarterly Mortgage Bankers Performance Reports." It appears that the quoted annual average according to the MBA Quarterly Mortgage Bankers Performance Reports is calculated differently from Better's mortgage production labor cost of $4,900. If so, please balance this disclosure by also including your mortgage production labor cost per unit without excluding the severance paid to terminated production employees or, in the alternative, consider removing this statement.

Information about Better, page 324

8. We note that in some sections of the prospectus you compare Better to "other mortgage companies" and on page 121 to "other fintech companies." Please refer consistently to your primary business of a mortgage company or provide us with support that you are a fintech company.

Our Customer Acquisition Channels, page 333

9. We note the disclosure here that your modular technology infrastructure allows you to address your partners' requirements by combining existing solutions and customizing functionality, and your disclosure on page 334 that your platform is modular in nature and new products and partners can be added seamlessly using the same core code and systems architecture. Please describe specific examples of when you added a new product or new functionality for a client or partner in Tinman and provide support for your disclosure on page 333 that Tinman's modular technology infrastructure "substantially outperform[s] the traditionally long and operationally heavy enterprise integration processes" or remove these statements.

Better's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 348

10. Please discuss and analyze your financial condition and changes in your financial condition, including specifically discussing and analyzing material changes to your balance sheet line items. Refer to Item 303 of Regulation S-K.

Results of Operations, page 362

11. Please revise to include a discussion of changes in the components of your total interest and other expense, net and their impact on your results of operations for each period presented in the filing.

Cash Offer Program Revenue, page 364

12. We note your discussion of changes in your cash offer program revenue. Please revise to describe the extent to which such changes are attributable to changes in price or volume. For example, consider quantifying the number of homes, average price per home or information about the leasing of homes (for example, number of months). Refer to Item 303(b)(2)(iii) of Regulation S-K.

13.   We note your disclosure that you paused advertising on the Better Cash Offer program. As it relates to your discussion of changes in marketing and advertising expenses on page 366, please revise to quantify marketing spend during each period presented by program and/or product offering.

Retention Agreement with Kevin Ryan, page 392

14.   We note your disclosure here that you extended a forgivable loan of $6,000,000, with an annual compounding interest rate of 3.5% to Mr. Ryan. It appears that the loan will not be paid off until December 1, 2026. Please explain how you plan to comply with Section 402 of the Sarbanes-Oxley Act of 2002.

You may contact Michael Henderson at 202-551-3364 or Robert Klein at 202-551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Tonya Aldave at 202-551-3601 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Carl Marcellino, Esq.